================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                 AMENDMENT NO. 2

                                       TO

                                 SCHEDULE 14D-9
                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                              Pure Resources, Inc.
                            (Name of Subject Company)

                              Pure Resources, Inc.
                      (Name of Person(s) Filing Statement)

                          Common Stock, Par Value $0.01
                         (Title of Class of Securities)

                                   74622E 10 2
                      (CUSIP Number of Class of Securities)

                                Jack D. Hightower
          Chief Executive Officer, President and Chairman of the Board
                              Pure Resources, Inc.
                                500 West Illinois
                              Midland, Texas 79701
                                 (915) 498-8600

            (Name, Address and Telephone Number of Persons Authorized
                    to Receive Notices and Communications on
                   Behalf of the Person(s) Filing Statement)

                                    Copy To:

      Joshua Davidson                              Joe Dannenmaier
    Baker Botts L.L.P.                         Thompson & Knight L.L.P.
   910 Louisiana Street                    1700 Pacific Avenue, Suite 3300
   Houston, Texas 77002                          Dallas, Texas 75201
      (713) 229-1234                                (214) 969-1700



[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


================================================================================

     On October 9, 2002, Unocal Corporation, a Delaware corporation ("Unocal") issued a press release announcing that it was increasing the exchange ratio from 0.70 to 0.74 of a share of Unocal common stock for each share of Pure common stock. This Amendment No. 2 to the Solicitation/Recommendation Statement under Section 14(d)(4) of the Securities Exchange Act of 1934 relates to the exchange offer by Union Oil Company of California, a California corporation ("Union Oil") and wholly owned subsidiary of Unocal pursuant to which each outstanding share of common stock of Pure may be exchanged for 0.74 of a share of Unocal common stock (including the associated preferred stock purchase rights).

     The exchange offer is disclosed in a Tender Offer Statement on Schedule TO filed by Unocal with the Securities and Exchange Commission (the "SEC") on September 4, 2002 and as amended through October 9, 2002 (the "Schedule TO"). The exchange offer is on the terms and subject to the conditions set forth in an offer to exchange prospectus dated September 4, 2002 (the "Prospectus") contained in the Registration Statement on Form S-4 filed by Unocal with the SEC on September 4, 2002 (as amended through October 3, 2002, the "Registration Statement") and the related letter of transmittal and other transmittal documents filed as exhibits to the Registration Statement and mailed to the holders of shares of Pure common stock. In its press release dated October 9, 2002, Unocal indicated that it will file amended offering documents with the Securities and Exchange Commission shortly to reflect the terms of the revised exchange offer.

     The information in the Solicitation/Recommendation Statement under Section 14(d)(4) of the Securities Exchange Act of 1934 ("Schedule 14D-9") filed by Pure with the SEC on September 18, 2002 and as amended on September 27, 2002, including all exhibits thereto, is incorporated by reference in answer to all of the items in this Amendment No. 2 to Schedule 14D-9, except as otherwise set forth below.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

THE FOLLOWING AMENDMENTS TO ITEM 4 ARE IN RESPONSE TO THE DELAWARE CHANCERY COURT'S ORDER ON PLAINTIFF'S MOTION FOR PRELIMINARY INJUNCTION DATED OCTOBER 3, 2002 FILED AS EXHIBIT (A)(24) TO THIS STATEMENT.

     Pure hereby amends and supplements Item 4 of the Schedule 14D-9 by deleting the second full paragraph on page 21 and substituting the following in lieu thereof:

          On September 3, 2002, the Special Committee's legal advisors submitted to Thompson & Knight proposed resolutions of Pure's board that would expand the Special Committee's authority. In particular, the Special Committee sought resolutions that would empower the Special Committee to exercise all lawfully delegable powers and authority of Pure's board of directors with respect to the exchange offer and to take any and all actions and to do or cause to be done any or all things that may appear to the Special Committee to be necessary or advisable with respect to the exchange offer and any other offer to acquire Pure's common stock not currently owned by Unocal. The proposed resolutions would have provided the Special Committee with authority to, among other things:

          . negotiate third-party offers for Pure;

          . pursue the sale of Pure;

          . effect changes in Pure's capitalization, whether through the adoption of a poison pill or otherwise;

          . effect structural changes in Pure or its business; and

          . pursue the mineral and royalty interest monetization transaction.

     Pure hereby amends and supplements Item 4 of the Schedule 14D-9 by deleting the first full paragraph on page 23 and substituting the following in lieu thereof:

          During the morning of September 10, 2002, Mr. Hightower called a telephonic meeting of Pure's board for later in the morning to discuss the Special Committee's September 3rd request for more expansive resolutions as to its authority. A copy of the proposed resolutions was disseminated to each Pure board member. Prior to receiving notice of the meeting, none of Messrs. Chessum, Laughbaum, Ling or Maxwell had received a copy of the proposed resolutions. Each of Pure's board members, other than Messrs.
     Ling and Maxwell, participated in a telephone call to discuss the proposed resolutions. Due to a lack of proper notice and the absence of Messrs. Ling and Maxwell, a formal meeting of the Pure board of directors could not be held; instead, the members of the Pure board of directors discussed the proposed resolutions with the understanding that no formal action could be taken. During the telephone call, Mr. Chessum strenuously objected to the broad scope of the resolutions proposed by the Special Committee's legal advisors. Prior to ending the call, the participants agreed that Pure should call another board meeting for the following day in order to further discuss the resolutions.

          Later on September 10, 2002, representatives of Wachtell, Lipton, Rosen & Katz, Unocal's outside counsel, spoke with representatives of Baker Botts, the Special Committee's outside counsel, about changes to the proposed resolutions that would narrow the Special Committee's authority from what had been presented to the Pure board earlier that day. After discussion, the proposed resolutions were revised to narrow their scope. The revised resolutions empowered the Special Committee to exercise all lawfully delegable powers and authority of Pure's board of directors with respect to the exchange offer and to take any and all actions and to do or cause to be done any or all things that may appear to the Special Committee to be necessary or advisable with respect to the exchange offer and any other offer to acquire Pure's common stock not currently owned by Unocal. The revised resolutions denied the Special Committee the power to:

          . pursue the sale of Pure;

          . effect changes in its capitalization, whether though the adoption of a poison pill or otherwise;

          . effect structural changes in Pure or its business; or

          . pursue the mineral and royalty interest monetization transaction.

          On September 11, 2002, Pure's board of directors held a telephonic meeting to discuss the Special Committee's revised request for an expansion of its authority. Mr. Barry A.L. Hoffman, Unocal's Deputy General Counsel, attended the meeting at the invitation of Mr. Chessum. After discussion, Pure's board of directors adopted the revised resolutions negotiated between Unocal's counsel and the Special Committee's counsel.

     Pure hereby amends and supplements Item 4 of the Schedule 14D-9 by inserting the following after the third sentence of the seventh full paragraph on page 23:

          A summary of the financial analyses performed by each of Credit Suisse First Boston and Petrie Parkman with respect to the 0.6527 exchange ratio and presented to the Special Committee are described in more detail in Annex C and Annex D hereto, respectively. Each member of the Special Committee was aware that Credit Suisse First Boston and Petrie Parkman became entitled to certain fees upon delivery of their opinions.




ITEM 9. EXHIBITS.

     Pure hereby amends and supplements the accompanying Index to Exhibits by adding the following thereto:

     (a)(22) Amendment No. 1 to Schedule 14D-9 filed with the Securities and Exchange Commission on September 27, 2002
     (a)(23)     In Re: Pure Resources, Inc., (C.A. No. 19876) (Del Ch. Oct. 1,
                 2002) (incorporated by reference to Exhibit 99.13 to Amendment No. 3 to the Registration Statement on Form S-4, filed by Unocal on October 3, 2002).
     (a)(24) Order on Plaintiff's Motion for Preliminary Injunction dated October 3, 2002.*
     (a)(25) Press Release dated October 9, 2002 announcing that the Special Committee has recommended in favor of Unocal's proposed amended offer increasing the exchange ratio*
     (a)(26) Agreement to Tender dated October 9, 2002 among Unocal, Union Oil, Jack D. Hightower and other officers of Pure
                 (incorporated by reference to Exhibit (a)(17) to Amendment
                 No. 8 to Schedule TO, filed by Unocal on October 9, 2002)

      * Filed herewith.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  PURE RESOURCES, INC.


                                  By:   /s/ Jack D. Hightower
                                       --------------------------------------
                                       Jack D. Hightower
                                       President, Chief Executive Officer and
                                       Chairman of the Board


Dated:   October 9, 2002

     The text of Annex C is set forth below:

     SUMMARY FINANCIAL ANALYSES OF CREDIT SUISSE FIRST BOSTON CORPORATION (INITIAL EXCHANGE OFFER WITH 0.6527 EXCHANGE RATIO)



          Credit Suisse First Boston Corporation ("Credit Suisse First Boston") has acted as financial advisor to the special committee (the "Special Committee") of the board of directors (the "Board of Directors") of Pure Resources, Inc. in connection with the offer (the "Offer"), commenced by Unocal Corporation ("Unocal"), to exchange 0.6527x (the "Exchange Ratio") of a share of common stock, par value $1.00 per share ("Unocal Common Stock"), of Unocal for each outstanding share of common stock, par value $0.01 per share ("Pure Common Stock"), of Pure. Credit Suisse First Boston delivered a written opinion, dated September 17, 2002, to the Special Committee to the effect that, as of that date and based on and subject to the matters described in its opinion, the Offer was inadequate to the holders of Pure Common Stock. The analyses and opinion of Credit Suisse First Boston described herein were necessarily based on information available to Credit Suisse First Boston and financial, economic, market and other conditions as they existed and could be evaluated on September 17, 2002. On October 2, 2002, Unocal amended the Offer to, among other things, increase the Exchange Ratio to 0.70x of a share of Unocal Common Stock (the "Revised Exchange Ratio"). Credit Suisse First Boston has not been asked to, and has not, provided the Special Committee with its analysis or any opinion with respect to the Revised Exchange Ratio.



          The full text of Credit Suisse First Boston's written opinion, dated September 17, 2002, to the Special Committee, which sets forth the procedures followed, assumptions made, matters considered and limitations on the review undertaken, was attached as Annex A to Schedule 14D-9 of Pure, dated September 18, 2002, and is incorporated herein by reference. Holders of Pure Common Stock are encouraged to read the opinion carefully and in its entirety. Credit Suisse First Boston's opinion is addressed to the Special Committee and relates only to the adequacy of the Offer to the holders of Pure Common Stock and does not constitute a recommendation to any stockholder as to whether such stockholder should tender shares of Pure Common Stock pursuant to the Offer or with respect to how such stockholder should vote or act on any matter relating to the Offer. The summary of Credit Suisse First Boston's opinion in this Schedule 14D-9/A is qualified in its entirety by reference to the full text of the opinion.



          In arriving at its opinion, Credit Suisse First Boston reviewed Unocal's Preliminary Prospectus/Offer to Exchange, dated September 4, 2002, and the related letter of transmittal, each as amended or supplemented through the date of the opinion, and a draft dated September 17, 2002 of Pure's Solicitation Recommendation Statement on Schedule 14D-9, to be filed with the Securities and Exchange Commission. Credit Suisse First Boston also reviewed publicly available business and financial information relating to Pure and Unocal, and other information relating to Pure and Unocal, including financial forecasts and oil and gas reserve data, provided to or discussed with Credit Suisse First Boston by the managements of Pure and Unocal, and met with the managements of Pure and Unocal to discuss the businesses and prospects of Pure and Unocal. Credit Suisse First Boston considered financial and stock market data of Pure and Unocal, and compared those data with similar data for other publicly held companies in businesses similar to Pure and Unocal and considered, to the extent publicly available, the financial terms of other business combinations and other transactions which have been effected. Credit Suisse First Boston also considered other information, financial studies, analyses and investigations and financial, economic and market criteria that it deemed relevant.



          In connection with its review, Credit Suisse First Boston did not assume any responsibility for independent verification of any of the information that was provided to or otherwise reviewed by it and relied on that information being complete and accurate in all material respects. With respect to the financial forecasts and oil and gas reserve data, Credit Suisse First Boston was advised, and assumed, that the forecasts and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Pure and Unocal as to the future financial performance of Pure and Unocal. Credit Suisse First Boston also assumed, with the Special Committee's consent, that the Offer and related transactions would be treated as a tax-free transaction for federal income tax purposes. Credit Suisse First Boston was not requested to make, and did not make, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Pure or Unocal, and was not furnished with any independent evaluations or appraisals.



          Credit Suisse First Boston did not express any opinion as to what the value of Unocal Common Stock actually would be when issued pursuant to the proposed Offer, or the prices at which Unocal Common Stock would trade at any time. In connection with its engagement, Credit Suisse First Boston was not requested to solicit indications of interest from, and did not hold discussions with, third parties regarding the possible acquisition of all or a part of Pure.



          In preparing its opinion to the Special Committee, Credit Suisse First Boston performed a variety of financial and comparative analyses, including those described below. The summary of Credit Suisse First Boston's analyses described below is not a complete description of the analyses underlying its opinion. The preparation of an opinion with respect to the adequacy of the Offer is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Credit Suisse First Boston made qualitative judgments as to the significance and relevance of each analysis and factor that it considered. Accordingly, Credit Suisse First Boston believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.



          In its analyses, Credit Suisse First Boston considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Pure and Unocal. No company, transaction or business used in Credit Suisse First Boston's analyses as a comparison is identical to Pure, Unocal or the Offer, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed. The estimates contained in Credit Suisse First Boston's analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, Credit Suisse First Boston's analyses and estimates are inherently subject to substantial uncertainty.



          Credit Suisse First Boston's opinion and financial analyses were only one of many factors considered by the Special Committee in its evaluation of the Offer and should not be viewed as determinative of the views of the Special Committee or management with respect to the Offer.



          The financial analyses summarized below include information presented in tabular format. In order to fully understand Credit Suisse First Boston's financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Credit Suisse First Boston's financial analyses.

     Selected Transaction Analysis.



          Credit Suisse First Boston reviewed the transaction values and certain implied transaction multiples in selected transactions in the oil and gas exploration and production industry. The following transactions were reviewed as they relate to Pure:



                  Acquiror                                 Target
                  --------                                 ------
     .    Magnum Hunter Resources, Inc.      Prize Energy Corp.
     .    Dominion Resources, Inc.           Louis Dreyfus Natural Gas Corp.
     .    Devon Energy Corporation           Mitchell Energy & Development Corp.
     .    Cabot Oil & Gas Corporation        Cody Company
     .    Penn Virginia Corporation          Synergy Oil & Gas, Inc.
     .    Westport Resources Corporation     Belco Oil & Gas Corp.
     .    Kerr-McGee Corporation             HS Resources, Inc.
     .    Pure Resources, Inc.               Hallwood Energy Corporation
     .    Ocean Energy, Inc.                 Texoil, Inc.
     .    Pogo Producing Company             North Central Oil Corporation
     .    Chesapeake Energy Corporation      Gothic Energy Corporation
     .    Devon Energy Corporation           Santa Fe Snyder Corporation



     The following transactions were reviewed as they relate to Unocal:



                   Acquiror                                 Target
                   --------                                 ------
     .    Royal Dutch / Shell Group           Enterprise Oil plc
     .    PanCanadian Energy Corporation      Alberta Energy Company Ltd.
     .    Burlington Resources Inc.           Canadian Hunter Exploration Ltd.
     .    Dominion Resources, Inc.            Louis Dreyfus Natural Gas Corp.
     .    Devon Energy Corporation            Anderson Exploration Ltd.
     .    Devon Energy Corporation            Mitchell Energy & Development Corp.
     .    Amerada Hess Corporation            Triton Energy Limited
     .    Conoco Inc.                         Gulf Canada Resources Limited
     .    Agip Investments plc/ENI S.p.A.     LASMO plc
     .    Husky Oil, Ltd.                     Renaissance Energy Ltd.
     .    Devon Energy Corporation            Santa Fe Snyder Corporation
     .    Anadarko Petroleum Corporation      Union Pacific Resources Group Inc.



          Credit Suisse First Boston reviewed transaction values, calculated as equity value, plus debt, preferred stock and minority interest, less cash, in the selected transactions as multiples of latest 12 months earnings before interest, taxes, depreciation, amortization and exploration expense ("EBITDAX"), proved reserves and daily production. All multiples for the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. Credit Suisse First Boston then applied ranges of selected multiples of latest 12 months EBITDAX, proved reserves and daily production derived from the selected transactions to Pure's latest 12 months EBITDAX, year-end 2001 proved reserves and latest 12 months average daily production and to Unocal's latest 12 months EBITDAX, year-end 2001 proved reserves and estimated 2002 average daily production.



          The table set forth below includes the average and median implied multiples in the selected transactions reviewed for Pure as well as the multiple ranges selected by Credit Suisse First Boston based on a review of the multiples implied in the selected transactions.



                                         Implied Multiples
                                          in Selected
                                          Transactions
                                         -----------------
                                         Average   Median  Selected Range
                                         -------   ------  ---------------
               LTM EBITDAX..............   6.5x      6.3x   6.00x - 6.50x
               Proved Reserves ($/Mcfe). $ 1.32    $ 1.35   $1.20 - $1.40
               Daily Production ($/Mcfe) $5,131    $4,648  $4,500 - $5,000

          The table set forth below includes the average and median implied multiples in the selected transactions reviewed for Unocal as well as the multiple ranges selected by Credit Suisse First Boston based on a review of the multiples implied in the selected transactions.



                                           Implied Multiples
                                            in Selected
                                            Transactions
                                           -----------------
                                           Average   Median  Selected Range
                                           -------   ------  ---------------
                 LTM EBITDAX..............   5.8x      5.4x   6.00x - 6.50x
                 Proved Reserves ($/Mcfe). $ 1.36    $ 1.35   $1.10 - $1.35
                 Daily Production ($/Mcfe) $5,143    $4,891  $4,500 - $5,000



          This analysis indicated the following implied exchange ratio reference range, as compared to the Exchange Ratio in the Offer:



                 Implied Exchange Ratio         Exchange Ratio
                     Reference Range             in the Offer
                     ---------------             ------------
                     0.575x - .818x                 0.6527x



     Selected Companies Analysis.



          Credit Suisse First Boston compared financial, operating and stock market data for Pure and Unocal to corresponding data of publicly traded companies in the oil and gas exploration and production industry. Credit Suisse First Boston compared financial, operating and stock market data of the following companies to Pure:



                Company



     .   Pioneer Natural Resources Company



     .   XTO Energy Inc.



     .   Chesapeake Energy Corporation



     .   Forest Oil Corporation



     .   Westport Resources Corporation



     .   Patina Oil & Gas Corporation



     .   St. Mary Land & Exploration Company



          Credit Suisse First Boston compared financial, operating and stock market data of the following companies to Unocal:



                Company



     .   Anadarko Petroleum Corporation



     .   Apache Corporation



     .   Kerr-McGee Corporation



     .   Talisman Energy Inc.



     .   Ocean Energy, Inc.



     .   Noble Energy, Inc.



     .   Pogo Producing Company

          Credit Suisse First Boston reviewed enterprise values, calculated as equity value, plus debt, preferred stock and minority interest, less cash, as multiples of estimated calendar years 2002 and 2003 EBITDAX. Credit Suisse First Boston also reviewed enterprise values as multiples of year-end 2001 proved reserves, proved developed reserves and the standardized measure of discounted future net cash flows after taxes relating to proved reserves ("After-Tax SEC PV-10%"). Credit Suisse First Boston also reviewed equity values as multiples of estimated calendar years 2002 and 2003 after-tax cash flow. Estimated financial data for the selected companies as well as Pure and Unocal were based on publicly available research analysts' estimates. All multiples were based on closing stock prices on September 13, 2002. Credit Suisse First Boston then applied ranges of selected multiples of estimated calendar year 2002 and 2003 EBITDAX; after-tax cash flow, year-end 2001 proved reserves, proved developed reserves and After-Tax SEC PV-10% derived from the selected transactions to corresponding data of Pure and Unocal.



          The table set forth below includes the average and median multiples of the selected companies reviewed for Pure as well as the multiple ranges selected by Credit Suisse First Boston based on a review of the multiples of the selected companies.



                                                Selected Company
                                                  Multiples
                                                ----------------
                                                Average  Median  Selected Range
                                                -------  ------  --------------
        2002 EBITDAX...........................  6.6x    6.3x     6.3x - 7.0x
        2003 EBITDAX...........................  5.5x    5.7x     5.3x - 6.0x
        2002E After-Tax Cash Flow..............  5.3x    5.3x     5.0x - 6.0x
        2003E After-Tax Cash Flow..............  4.4x    4.5x     4.0x - 5.0x
        2001 Proved Reserves ($/Mcfe)..........  $1.38   $1.28   $1.25 - $1.50
        2001 Proved Developed Reserves ($/Mcfe)  $1.88   $1.88   $1.40 - $1.75
        2001 After-Tax SEC PV-10%..............  201%    202%     200% - 225%





          The table set forth below includes the average and median multiples of the selected companies reviewed for Unocal as well as the multiple ranges selected by Credit Suisse First Boston based on a review of the multiples of the selected companies.



                                                Selected Company
                                                  Multiples
                                                ----------------
                                                Average  Median  Selected Range
                                                -------  ------  --------------
        2002E EBITDAX..........................   5.9x    5.8x    5.5x - 6.0x
        2003E EBITDAX..........................   5.3x    5.3x    5.3x - 6.0x
        2002E After-Tax Cash Flow..............   4.8x    4.7x    4.5x - 5.0x
        2003E After-Tax Cash Flow..............   4.2x    4.2x    4.0x - 4.5x
        2001 Proved Reserves ($/Mcfe)..........  $1.28   $1.22    $1.10 - 1.25
        2001 Proved Developed Reserves ($/Mcfe)  $2.06   $1.91    $2.10 - 2.30
        2001 After-Tax SEC PV-10%..............   197%    195%    215% - 230%



          This analysis indicated the following implied exchange ratio reference range, as compared to the Exchange Ratio in the Offer:



                 Implied Exchange Ratio         Exchange Ratio
                     Reference Range             in the Offer
                     ---------------             ------------
                      0.611x-0.813x                 0.6527x

     Sum-of-the-Parts Analysis.



          Credit Suisse First Boston reviewed each of Pure's and Unocal's exploration and production geographic operating regions as well as any other material assets and liabilities to derive an implied exchange ratio reference range. Estimated reserve, financial and operating information for both Pure and Unocal were based on internal estimates of Pure and Unocal managements, respectively, and public filings from calendar year 2001.



          With respect to Pure, Credit Suisse First Boston derived the following approximate reference ranges based on relevant multiples implied by the purchase prices proposed to be paid, at the time of announcement, in selected transactions:



                                                       Implied Selected
                                                         Acquisition
                                                       Reference Range
                                                       ----------------
                 Proved Reserves ($/Mcfe)
                    Permian/San Juan Basin Properties.  $1.00 - $1.10
                    Gulf Coast Properties.............  $1.00 - $1.15
                    Offshore Properties...............  $1.30 - $1.60
                 Daily Production ($/Mcfe)
                    Permian/San Juan Basin Properties. $4,200 - $4,600
                    Gulf Coast Properties............. $3,500 - $4,000
                    Offshore Properties............... $2,750 - $3,250
                 Non Reserve Assets
                    Proved Royalties LTM EBITDAX......   6.0x - 8.0x
                    Fee Mineral Acreage ($/acre)......    $30 - $60
                    Leasehold Acreage ($/acre)........   $75 - $100



          With respect to Unocal, Credit Suisse First Boston derived the following approximate reference ranges based on relevant multiples implied by the purchase prices proposed to be paid, at the time of announcement, in selected transactions:



                                                       Implied Selected
                                                     Acquisition Reference
                                                             Range
                                                     ---------------------
             Proved Reserves ($/Mcfe)
                Far East............................     $0.85 - $0.95
                Lower 48 States.....................     $1.60 - $1.75
                Canada..............................     $0.80 - $1.00
                AIOC................................     $0.70 - $0.90
                Alaska..............................     $1.00 - $1.25
             Daily Production ($/Mcfe)
                Far East............................    $3,500 - $4,000
                Lower 48 States.....................    $2,500 - $3,000
                Alaska..............................    $2,750 - $3,250
                Canada..............................    $2,500 - $3,000
                AIOC................................   $11,000 - $14,000
             Non Reserve Assets
                Midstream Operations (2003E EBITDA).      7.0x - 9.0x
                Leasehold Acreage ($/acre)..........       $40 - $60
                Geothermal / Power ($/kilowatt).....      $350 - $550

          This analysis indicated the following implied exchange ratio reference range, as compared to the Exchange Ratio in the Offer:



                 Implied Exchange Ratio         Exchange Ratio
                     Reference Range             in the Offer
                     ---------------             ------------
                      0.579x-1.000x                 0.6527x



     Discounted Cash Flow Analysis.



          Credit Suisse First Boston performed a discounted cash flow analysis of Pure and Unocal to calculate the estimated present value of the unlevered, after-tax free cash flows that each of Pure and Unocal could generate from September 1, 2002 through December 31, 2006. Credit Suisse First Boston performed its analyses based on four scenarios: a base case and price-adjusted cases 1, 2 and 3. All cases for Pure were based on December 31, 2001 engineering projections (rolled forward to September 1,
     2002) provided by Pure, as adjusted based on discussions with Pure management. All cases for Unocal were based on the selected production and financial forecasts provided by Unocal, historical performance and publicly available research analysts' estimates. The base case reflected implied forward prices based on the New York Mercantile Exchange forward strip in the oil and natural gas futures market as of September 13, 2002. Price-adjusted cases 1, 2 and 3 primarily assumed forward prices per barrel of oil and per million cubic feet ("Mcf") of gas of $22.00 and $3.50, $21.00 and $3.25, and $20.00 and $3.00, respectively, and in the case of Pure, were based on adjustments to the base case discussed with Pure's management.



          Credit Suisse First Boston calculated ranges of estimated terminal values by multiplying estimated calendar year 2006 EBITDAX by multiples ranging from 5.25x to 5.75x in the case of Pure and 5.50x to 6.00x in the case of Unocal. The estimated after-tax free cash flows and terminal values of Pure and Unocal were then discounted to present value using discount rates of 8.5% to 9.5% and 7.5% to 8.5%, respectively.



          This analysis indicated the following implied exchange ratio reference ranges, as compared to the Exchange Ratio in the Offer of 0.6527x per share:



                                           Implied Exchange Ratio
                     DCF Case                 Reference Range
                     --------                 ---------------
                     Base Case............    0.587x - 0.798x
                     Price-Adjusted Case 1    0.595x - 0.826x
                     Price-Adjusted Case 2    0.615x - 0.880x
                     Price-Adjusted Case 3    0.649x - 0.969x



     Historical Exchange Ratio Analysis.



          Credit Suisse First Boston reviewed the ratio of the closing price of Pure Common Stock to the closing price of Unocal Common Stock on September 13, 2002 and the ratios implied by the average closing prices of Pure Common Stock to Unocal Common Stock over the various periods indicated below ending September 13, 2002. This analysis indicated the following implied exchange ratios, as compared to the Exchange Ratio in the Offer of 0.6527x per share:






                                                          Implied Exchange
              Periods                                          Ratio
              -------                                     ----------------
              September 13, 2002.........................     0.7025x
              Ten day....................................     0.7029
              One month..................................     0.6483
              Two month..................................     0.6081
              Three month................................     0.5896
              Six month..................................     0.5916
              One year...................................     0.5723
              Since May 26, 2000 (Date of Pure Formation)     0.5568

     Contribution Analysis.



          Credit Suisse First Boston compared the relative contributions of approximately 35% of Pure and Unocal (including only its approximately 65% interest in Pure) to the combined company's total proved and total proved developed reserves, After-Tax SEC PV-10% and estimated calendar years 2002 and 2003 production, EBITDAX and after-tax cash flow. Estimated financial and operating data were based on publicly available research analysts' estimates. The following table sets forth the contribution Pure, taking into account the current ownership of Pure by Unocal, would be expected to make to the financial and operating results of the combined entity:



                                                    Pure
                    Financial/Operating Measure Contribution
                    --------------------------- ------------
                    Reserves/Production (Bcfe)
                       Total Proved............     4.72%
                       Total Proved Developed..     7.28%
                       2002E Production........     4.40%
                       2003E Production........     4.51%
                       After-Tax SEC PV-10%....     5.47%
                    EBITDAX
                       2002E...................     4.31%
                       2003E...................     4.73%
                    After-Tax Cash Flow
                       2002E...................     4.50%
                       2003E...................     4.89%



     Pro Forma Merger Analysis.



          Credit Suisse First Boston reviewed the potential pro forma effect of various hypothetical exchange ratios ranging from 0.6527x to 0.7750x on Unocal's estimated cash flow per share ("CFPS") and earnings per share ("EPS") for calendar years 2002 and 2003, assuming $15 million in pre-tax synergies that could result from the Offer, as well as the effect of various hypothetical pre-tax synergies that could result from the Offer. Based on the Exchange Ratio of 0.6527x in the Offer, this analysis indicated that the combination of Pure and Unocal could be dilutive to Unocal's estimated CFPS and EPS in each of the periods reviewed. Estimated financial data were based on publicly available research analysts' estimates.



     Premiums Paid Analysis.



          Credit Suisse First Boston reviewed the purchase prices paid in the following selected transactions in the oil and gas exploration and production industry:



                     Acquiror                      Target
                     --------                      ------
          . Newfield Exploration Company EEX Corporation


          . Conoco Inc.                         Gulf Indonesia Resources Limited
          . Royal Dutch /Shell Group            Enterprise Oil plc
          . Magnum Hunter
            Resources, Inc.                     Prize Energy Corp.
          . Dominion Resources, Inc.            Louis Dreyfus Natural Gas
                                                Corp.
          . Devon Energy Corporation            Mitchell Energy &
                                                Development Corp.
          . Hunt Oil Company                    Chieftain International,
                                                Inc.
          . Westport Resources
            Corporation                         Belco Oil & Gas Corp.
          . Kerr-McGee Corporation              HS Resources, Inc.
          . The Williams Companies,             Barrett Resources
            Inc.                                Corporation
          . Pure                                Hallwood Energy
                                                Corporation
          . Ocean Energy, Inc.                  Texoil, Inc.
          . Marathon Oil Corporation            Pennaco Energy, Inc.
          . Agip Investments plc /
            ENI S.p.A.                          LASMO plc
          . Stone Energy Corporation            Basin Exploration, Inc.
          . Devon Energy Corporation            Santa Fe Snyder
                                                Corporation
          . BP Amoco p.l.c.                     Vastar Resources, Inc.

          The table set forth below includes the average and median implied premiums in these selected transactions over the target company's stock price one-day, 30-days and 60-days prior to announcement of the transaction:



                        Premium One-  Premium 30-   Premium 60-
                        Day Prior to Days Prior to Days Prior to
                        Announcement Announcement  Announcement
                        ------------ ------------- -------------
                Average     18.3%        26.4%         30.2%
                Median.     17.4%        24.3%         35.0%



          Credit Suisse First Boston also reviewed the purchase prices paid in the following selected going-private transactions:



                     Acquiror                     Target
                     --------                     ------
                . Unocal                 Pure
                . Networks Associates,
                  Inc.                   McAfee.com Corporation
                . Conoco Inc.            Gulf Indonesia Resources
                                         Limited
                . Citizens
                  Communications
                  Company                Electric Lightwave, Inc.
                . Sabre Holding
                  Corporation            Travelocity.com
                . Xcel Energy Inc.       NRG Energy, Inc.
                . Limited, Inc.          Intimate Brands Inc.
                . Investor Group         Market America Inc.
                . UtiliCorp United Inc.  Aquila Inc.
                . Security Capital
                  Group Incorporated     Storage USA, Inc.
                . American Realty        TransContinental Realty
                  Investors, Inc.        Investors, Inc.
                . Liberty Media
                  Corporation            Liberty Digital, Inc.
                . The Toronto-Dominion
                  Bank                   TD Waterhouse Group, Inc.
                . Global Crossing Ltd.   Asia Global Crossing Ltd.
                . Tyco International
                  Ltd.                   TyCom Ltd.
                . Irvin Levy/Lester
                  Levy Company           NCH Corporation
                . MidAmerican Energy
                  Holdings Company       Homeservices.com Inc.
                . Thermo Electron
                  Corporation            Spectra-Physics, Inc.
                . Koninklijke Ahold
                  N.V.                   Peapod, Inc.
                . Bacou SA               Bacou USA, Inc.


                . Electronic Data
                  Systems Corporation    Unigraphics Solutions Inc.
                . J. George Mikelsons    Amtran, Inc.
                . Seneca Investments
                  LLC                    AGENCY.COM LTD.
                . Credits Suisse First
                  Boston (USA), Inc.     CSFB Direct
                . Vishay
                  Intertechnology, Inc.  Siliconix Incorporated
                . Chase Acquisition
                  Corporation            Chase Industries Inc.
                . Westfield America
                  Trust                  Westfield America, Inc.
                . BP Amoco p.l.c.        Vastar Resources, Inc.



          The table set forth below includes the average and median implied premiums in these selected transactions over the target company's stock price one-day, 30-days and 60-days prior to announcement of the transaction:



                        Premium One-  Premium 30-   Premium 60-
                        Day Prior to Days Prior to Days Prior to
                        Announcement Announcement  Announcement
                        ------------ ------------- -------------
                Average     41.5%        40.2%         34.9%
                Median.     34.0%        34.0%         23.5%

     Other Factors.



          In rendering its opinion, Credit Suisse First Boston also reviewed and considered other factors, including:



     . historical trading prices for Pure Common Stock, including the trading price ranges for Pure Common Stock for the period beginning May 26, 2000 and ending September 13, 2002; and



     . the relationship between movements in Pure Common Stock, movements in the S&P 500 index and movements in the common stock of other selected companies in the oil and gas exploration and production industry.

     The text of Annex D is set forth below:



     SUMMARY FINANCIAL ANALYSES OF PETRIE PARKMAN & CO., INC. (INITIAL EXCHANGE OFFER WITH 0.6527 EXCHANGE RATIO)



          Pursuant to an engagement letter dated as of August 26, 2002, Petrie Parkman delivered to the Special Committee of the Board of Directors of Pure its written opinion dated September 17, 2002 that, as of that date and based upon and subject to the matters set forth in the opinion, the proposed exchange ratio was inadequate from a financial point of view to the holders of Pure common stock (other than Union Oil and its affiliates).



          The full text of Petrie Parkman's opinion dated September 17, 2002, which contains a description of the assumptions made, procedures followed, matters considered and limits of the scope of review undertaken by Petrie Parkman in rendering its opinion, was attached as Annex B to Pure's
     Schedule 14D-9 dated September 18, 2002 and is incorporated in this
     Schedule 14D-9 by reference. The summary of the Petrie Parkman opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Pure shareholders are encouraged to, and should, read the Petrie Parkman opinion carefully in its entirety.



          Petrie Parkman's opinion was provided to the Special Committee for its use and benefit and addresses only the adequacy from a financial point of view of the exchange offer to the holders of Pure common stock (other than Union Oil and its affiliates). Petrie Parkman's opinion does not constitute a recommendation to any holder of Pure common stock as to whether such holder should tender shares pursuant to the exchange offer. Petrie Parkman's opinion dated September 17, 2002 and its presentation to the Special Committee on September 9, 2002 were among many factors taken into consideration by the Special Committee in making its determination to recommend that Pure stockholders reject the exchange offer and not tender their Pure common shares pursuant to the exchange offer.



          In arriving at its opinion, Petrie Parkman, among other things:



     . reviewed certain publicly available business and financial information relating to Pure, including (i) its Annual Reports on Form 10-K and related audited financial statements for the fiscal years ended December 31, 1999, December 31, 2000 and December 31, 2001 and (ii) its Quarterly Report on Form 10-Q and related unaudited financial statements for the fiscal quarter ended June 30, 2002;



     .    reviewed certain information prepared and provided by Pure, including
          (i) operating statements and unaudited financial statements for the year-to-date period ended July 31, 2002 and (ii) a projected balance sheet as of August 31, 2002;



     . reviewed certain publicly available business and financial information relating to Unocal, including (i) its Annual Reports on Form 10-K and related audited financial statements for the fiscal years ended December 31, 1999, December 31, 2000 and December 31, 2001, (ii) its Quarterly Report on Form 10-Q and related unaudited financial statements for the fiscal quarter ended June 30, 2002 and (iii) Unocal's 1999-2002 Quarterly Fact Book;



     .    reviewed certain estimates of Pure's oil and gas reserves, including
          (i) estimates of proved reserves, the majority of which were prepared by the independent engineering firms of Netherland Sewell & Associates, Inc. or Ryder Scott Company as of December 31, 2001, (ii) estimates of proved reserves prepared by Pure's management as of September 1, 2002, and (iii) estimates of non-proved reserves prepared by Pure's management as of September 1, 2002;



     . reviewed certain estimates of Unocal's proved oil and gas reserves prepared by Unocal as of December 31, 2001;



     . analyzed certain historical and projected financial and operating data of Pure prepared by the management and staff of Pure;



     . analyzed certain historical and projected financial and operating data of Unocal prepared by the management and staff of Unocal;

     . discussed the current operations and prospects of Pure and Unocal with the management and staff of Pure and Unocal, respectively;



     . reviewed the trading history of Pure common stock and the Unocal common stock;



     . compared recent stock market capitalization indicators for Pure and Unocal with recent stock market capitalization indicators for certain other publicly-traded independent energy companies;



     . compared the financial terms of the exchange offer with the financial terms of other transactions that Petrie Parkman deemed to be relevant;



     . participated in certain discussions among representatives of the Special Committee, Pure and Unocal and their respective legal and other financial advisors;



     . reviewed the Registration Statement, including the Prospectus filed as part thereof, and the Transmittal Documents; and



     . reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as Petrie Parkman deemed necessary or appropriate.



          In connection with its opinion, Petrie Parkman assumed and relied upon, without assuming any responsibility for, or independently verifying, the accuracy and completeness of any information supplied or otherwise made available to it by Pure and Unocal. Petrie Parkman further relied upon the assurances of representatives of the management of Pure and Unocal that they were unaware of any facts that would make the information provided to it incomplete or misleading in any material respect.



          With respect to projected financial and operating data, Petrie Parkman assumed that the data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Pure and Unocal relating to the future financial and operational performance of Pure and Unocal, respectively.



          With respect to the estimates of oil and gas reserves, Petrie Parkman assumed that the reserves were reasonably prepared on bases reflecting the best available estimates and judgments of the management and staff of Pure and Unocal (and their engineering consultants, as applicable) relating to the oil and gas properties of Pure and Unocal, respectively.



          Petrie Parkman did not make an independent evaluation or appraisal of the assets or liabilities of Pure or Unocal, nor, except for the estimates of oil and gas reserves referred to above, was Petrie Parkman furnished with any such evaluations or appraisals. In addition, Petrie Parkman did not assume any obligation to conduct, nor did Petrie Parkman conduct, any physical inspection of the properties or facilities of Pure or Unocal.



          Petrie Parkman was not asked to consider, and its opinion does not address, the price at which the Unocal common stock will trade following consummation of the exchange offer. Petrie Parkman's opinion was rendered on the basis of conditions in the securities markets and the oil and gas markets existing and capable of evaluation on the date of its opinion and the condition and prospects, financial and otherwise, of Pure and Unocal as they were represented to Petrie Parkman as of the date of its opinion or as they were reflected in the materials and discussions described above.



          The following is a summary of the financial analyses performed by Petrie Parkman and presented to the Special Committee on September 9, 2002 in connection with the preparation of its opinion dated September 17, 2002.



          This summary includes information presented in tabular format. In order to fully understand these financial analyses, the tables must be read together with the text accompanying each summary. The tables alone do not constitute a complete description of these financial analyses. Considering the data set forth in the tables without considering the full narrative description of these analyses, including the methodologies and assumptions underlying these analyses, could create a misleading or incomplete view of these financial analyses performed by Petrie Parkman.

          Historical Stock Trading Ratio Analysis. Petrie Parkman compared the proposed exchange ratio of 0.6527 of a share of Unocal common stock for each outstanding share of Pure common stock (other than shares held by Union Oil and its affiliates) with the historical ratios of the closing prices of Pure common stock divided by corresponding closing prices of Unocal common stock for specified periods between May 26, 2000, the first full day of trading of Pure's common stock, to September 6, 2002 (the last trading day prior to Petrie Parkman's presentation to the Special Committee) and calculated the following results:



                                                                       Historical Trading
                                                                             Ratio
                                                                        (Pure / Unocal)
                                                                       ------------------
     Current Market (September 6, 2002)...............................       0.6991
     Day Prior to Announcement of Offer (August 20, 2002).............       0.5139

     Average Trading Ratio:
     30 Days Prior to Announcement of Offer...........................       0.5518
     60 Days Prior to Announcement of Offer...........................       0.5573
     90 Days Prior to Announcement of Offer...........................       0.5742
     Since May 26, 2000...............................................       0.5529

     Prior to Announcement of Offer (May 26, 2000 to August 20, 2002):
     Period High......................................................       0.6615
     Period Average...................................................       0.5529
     Period Low.......................................................       0.3902



          Implied Premium Analysis. Petrie Parkman calculated the premiums implied by comparing the $22.25 per share of implied Pure common stock value offered by Unocal (based on the closing price of Unocal's common stock price as of August 20, 2002) to historical trading prices of Pure common stock for specified periods between May 26, 2000, the first full day of trading of Pure's common stock, to August 20, 2002, the last trading day prior to Unocal's exchange offer and calculated the following results:



                                                                               Proposed
                                                                        Pure    Offer
                                                                       Market  Premium
     Period                                                            Price  (Discount)
     ------                                                            ------ ----------
     Implied Offer Price (August 20, 2002)............................ $22.25

     Day Prior to Announcement of Offer............................... $17.52    27.0%
     30 days Prior to Announcement of Offer........................... $18.12    22.8%
     60 days Prior to Announcement of Offer........................... $19.96    11.5%

     Prior to Announcement of Offer (May 26, 2000 to August 20, 2002):
     Period High...................................................... $25.30   (12.1)%
     Period Mean...................................................... $19.50    14.1%
     Period Low....................................................... $13.88    60.4%



          Discounted Cash Flow Analysis. Petrie Parkman conducted a discounted cash flow analysis for the purpose of determining equity reference value ranges per share of Pure and Unocal common stock. Petrie Parkman calculated the net present value of estimates of future after-tax cash flows of Pure's and Unocal's oil and gas reserve assets based on the proved and non-proved reserve estimates for Pure and proved reserve estimates for Unocal referred to above and for non-reserve assets utilizing information provided by Pure and Unocal.



          Petrie Parkman evaluated five scenarios in which the principal variables were oil and gas prices. The five pricing scenarios--Pricing Case I, Pricing Case II, Pricing Case III, Strip Pricing Case Escalated, and Strip Pricing Case Flat--were based on benchmarks for spot sales of West Texas Intermediate crude oil and for spot sales of Henry Hub gas. The Strip Pricing Cases were based upon the average of oil and gas futures contract prices quoted on the New York Mercantile Exchange. Petrie Parkman applied appropriate quality and transportation adjustments to these benchmarks.

          Benchmark prices for Pricing Cases I, II and III were projected to be $18.00, $20.00 and $22.00 per barrel of oil and $3.00, $3.50 and $4.00 per million British thermal units for gas, respectively, and then were escalated annually starting in 2003 at the rate of 3%. The Strip Pricing Case Escalated was escalated annually following the year 2006 for oil and gas at the rate of 3%.



          Applying various after-tax discount rates, ranging from 8.0% to 20.0% depending on reserve category, to the after-tax cash flows, assuming a carry-over of existing tax positions, adjusting for other assets and liabilities, long-term debt, minority interest and net working capital for Pure and Unocal and, in the case of Unocal its trust preferred stock, Petrie Parkman calculated equity reference value ranges for each pricing case, which were then used to derive the implied exchange ratio ranges shown in the table below as compared to the proposed exchange ratio of 0.6527:



                                                                       Strip Pricing   Strip Pricing
                      Pricing Case I Pricing Case II Pricing Case III Case (Escalated)  Case (Flat)
                      -------------- --------------- ---------------- ---------------- -------------
     Implied Exchange
       Ratio......... 0.6028-0.6662   0.6606-0.7102   0.6993-0.7377    0.6248-0.6590   0.5845-0.6275



          Using Unocal's stock price as of September 6, 2002 and the equity reference value ranges calculated for Pure in this analysis, Petrie Parkman derived the implied exchange ratio ranges shown in the table below:



                                                                       Strip Pricing   Strip Pricing
                      Pricing Case I Pricing Case II Pricing Case III Case (Escalated)  Case (Flat)
                      -------------- --------------- ---------------- ---------------- -------------
     Implied Exchange
       Ratio......... 0.3526-0.4452   0.4962-0.6120   0.6407-0.7794    0.5291-0.6445   0.4540-0.5442



          Property Transactions Analysis. Petrie Parkman reviewed selected publicly available information for 138 oil and gas property transactions and proprietary information for 8 oil and gas property acquisition transactions announced between January 1997 and September 2002 in the Permian, San Juan / Rockies, Gulf Coast and Gulf of Mexico regions of the United States for Pure and 207 oil and gas property transactions and proprietary information for 10 oil and gas property transactions announced between January 1997 and September 2002 in the Gulf of Mexico, lower 48 U.
     S. states, Alaska, Canada, Far East and Other International regions for Unocal. Based on a review of the purchase price multiples of proved reserves for the acquired assets in each transaction, Petrie Parkman determined benchmark ranges of purchase prices to Pure's and Unocal's corresponding proved reserve figures in order to yield enterprise reference value ranges for Pure's and Unocal's proved reserves. The number of transactions per region and the maximum, mean, median and minimum implied multiples for these transactions are set forth in the following tables together with certain benchmark multiples chosen by Petrie Parkman based on a review of these implied multiples.



          References to oil and gas "equivalents" are for purposes of comparing quantities of oil with quantities of gas or to express these different commodities in a common unit. The term "Mcf" means thousand cubic feet equivalent. The term "Bbl" means barrel. In calculating Mcf and Bbl equivalents, Petrie Parkman used a generally recognized standard in which one Bbl is equal to six Mcf.

          Petrie Parkman determined that the following property transactions were relevant to an evaluation of Pure:



                                                                       San Juan /               Gulf of
                                                             Permian    Rockies    Gulf Coast   Mexico
                                                           ----------- ----------- ----------- ----------
     Number of Transactions...............................     15          49          51          31
     Purchase Price of Reserves / Proved Reserves ($/Mcfe)
        Maximum...........................................    $1.69       $1.39       $1.63      $2.22
        Mean..............................................    $0.94       $0.77       $0.88      $1.20
        Median............................................    $0.80       $0.74       $0.81      $1.09
        Minimum...........................................    $0.52       $0.30       $0.20      $0.71
     Benchmark Multiples ($/Mcfe)......................... $0.85-$0.95 $0.75-$0.85 $0.80-$0.90 $1.25-$1.50



          Petrie Parkman determined that the following property transactions were relevant to an evaluation of Unocal:



                                                             Gulf of    Lower 48
                                                             Mexico       U.S.       Alaska      Canada
                                                           ----------- ----------- ----------- -----------
     Number of Transactions...............................     31          114          3          44
     Purchase Price of Reserves / Proved Reserves ($/Mcfe)
        Maximum...........................................    $2.22       $1.69       $0.80       $2.18
        Mean..............................................    $1.20       $0.84       $0.67       $0.85
        Median............................................    $1.09       $0.79       $0.64       $0.84
        Minimum...........................................    $0.71       $0.20       $0.56       $0.16
     Benchmark Multiples ($/Mcfe)......................... $1.25-$1.50 $0.90-$1.00 $0.65-$0.80 $0.85-$1.00



                                                                          Other
                                                            Far East  International
                                                           ---------- -------------
     Number of Transactions..............................     6           19
     Purchase Price of Reserves / Proved Reserves ($Mcfe)
        Maximum..........................................   $2.49        $1.63
        Mean.............................................   $0.68        $0.80
        Median...........................................   $0.55        $0.74
        Minimum..........................................   $0.11        $0.23
     Benchmark Multiples ($/Mcfe)........................ $0.65-0.80  $0.40-$0.65



          Petrie Parkman multiplied the benchmark multiples set forth above to Pure and Unocal's proved reserve figures and, after adjusting for other assets and liabilities, determined enterprise reference value ranges for Pure and Unocal. Petrie Parkman adjusted the enterprise reference value ranges for long-term debt, minority interest and net working capital for Pure and Unocal and, in the case of Unocal, its trust preferred stock, to calculate equity reference value ranges, which were then used to derive an implied exchange ratio range of 0.6352 to 0.7372 as compared to the proposed exchange ratio of 0.6527. Using Unocal's stock price as of September 6, 2002 (the last trading day prior to Petrie Parkman's presentation to the Special Committee) and the equity reference value ranges calculated for Pure in this analysis, Petrie Parkman derived an implied exchange ratio range of 0.5707 to 0.6926.



          Company Transaction Analysis. Petrie Parkman reviewed selected publicly available information on 20 company acquisition transactions and offers for control that Petrie Parkman deemed appropriate for Pure and 17 company acquisition transactions and offers for control that Petrie Parkman deemed appropriate for Unocal, involving companies in the oil and gas exploration and production industry that were announced between May 1998 and September 2002.

          Using publicly available information, Petrie Parkman calculated purchase price of equity multiples of latest twelve months ("LTM"), current year's and next year's estimated discretionary cash flow, and total investment (which Petrie Parkman defined for the purposes of this analysis as purchase price of equity plus net obligations assumed) multiples of LTM, current year's and next year's estimated earnings before interest, taxes, depreciation, depletion and amortization and exploration expense ("EBITDX"), for the target company in each transaction. In each case, estimated discretionary cash flow and EBITDX were based on First Call consensus projections and research analyst projections. Petrie Parkman also calculated the implied purchase price of reserves, which Petrie Parkman defined for the purposes of this analysis as total investment less undeveloped acreage value and other assets at book value.



          Petrie Parkman determined that the following company acquisition transactions were relevant to an evaluation of Pure:



     Acquiror or Bidder for
         Control Target                 Target              Date of Announcement
         --------------                 ------              --------------------
     Newfield Exploration
      Company                   EEX Corporation            May 29, 2002
     Canadian Natural Resources Rio Alto Corporation       May 13, 2002
     PanCanadian Energy         Alberta Energy Company     January 27, 2002
     Magnum Hunter              Prize Energy               December 18, 2001


     Burlington Resources       Canadian Hunter
                                Exploration                         October 9, 2001
     Dominion Resources         Louis Dreyfus Natural Gas
                                Corp.                               September 10, 2001
     Devon Energy Corporation   Anderson Exploration                September 4, 2001
     Devon Energy Corporation   Mitchell Energy & Development Corp. August 14, 2001
     Amerada Hess Corp.         Triton Energy Ltd.                  July 10, 2001
     Hunt Oil Company           Chieftain International             June 19, 2001
     Westport Resources         Belco Oil & Gas                     June 9, 2001
     Conoco Inc.                Gulf Canada Resources Ltd.          May 29, 2001
     Kerr-McGee Corp.           HS Resources                        May 14, 2001


     The Williams Companies,    Barrett Resources
     Inc.                      Corporation                May 7, 2001


     Vintage Petroleum          Genesis Exploration Ltd    March 28, 2001
     Anadarko Petroleum         Berkley Petroleum
      Corporation               Corporation                February 12, 2001
     Calpine Corporation        Encal Energy Ltd.          February 8, 2001
     Bellwether Exploration
      Company                   Bargo Energy Company       January 25, 2001
     Ocean Energy Inc.          Texoil Inc.                January 18, 2001
     Alberta Energy Company     Ballard Petroleum          January 18, 2001



          The maximum, mean, median and minimum implied multiples in these transactions are set forth below. The table below also includes benchmark multiple ranges selected by Petrie Parkman based on a review of the implied multiples in the selected transactions.



                                                               Implied Multiples in Selected Transactions
                                                               ------------------------------------------
                                                                                                           Benchmark
                                                               Maximum     Mean      Median    Minimum       Range
                                                               -------       -----   ------    -------    ------------
     Purchase Price / LTM Discretionary Cash Flow.............  14.3x       5.2x      4.3x       1.0x       4.5 - 5.5x
     Purchase Price / Current Year's Estimated Discretionary
       Cash Flow..............................................  10.4x       4.7x      4.1x       1.2x       4.0 - 4.5x
     Purchase Price / Next Year's Estimated Discretionary Cash
       Flow...................................................   9.2x       5.1x      4.9x       1.2x       4.5 - 5.5x
     Total Investment / LTM EBITDX............................  12.3x       5.8x      4.9x       3.3x       4.5 - 5.5x
     Total Investment / Current Year's Estimated EBITDX.......   9.1x       5.4x      5.0x       3.5x       5.0 - 6.0x
     Total Investment / Next Year's Estimated EBITDX..........   8.7x       5.7x      5.2x       3.9x       5.0 - 6.0x
     Implied Purchase Price of Reserves / Proved
       Reserves ($/Mcfe)...................................... $ 2.11      $1.32     $1.25      $0.82     $1.15 - 1.40

          Petrie Parkman applied the benchmark multiples to Pure's estimated July 31, 2002 LTM, current year's and next year's estimated discretionary cash flow and EBITDX and proved reserves and adjusted for long-term debt, minority interest and net working capital, where appropriate, to determine enterprise reference value ranges for Pure.



          Petrie Parkman also performed a premium analysis for the same universe of company acquisition transactions and offers for control, which compared the offer price per target company share with the target company's share price measured one day, 30 days and 60 days prior to the public announcement of the initial offer. The maximum, mean, median and minimum premiums (which Petrie Parkman defined for the purposes of this analysis as excess of offer price over target company's stock price stated as a percentage above the target company's stock price), together with benchmark premium ranges selected by Petrie Parkman based on a review of the implied premiums for these periods, were as follows:




                                Implied Premiums in
                               Selected Transactions
                            ---------------------------
                                                         Benchmark
                            Maximum Mean  Median Minimum  Ranges
                            ------- ----  ------ ------- ---------
              One Day Prior  51.5%  17.1%  13.5%  -26.7% 15% - 25%
              30 Days Prior  47.5%  26.8%  32.2%  -12.0% 30% - 40%
              60 Days Prior  81.7%  32.1%  27.6%   -4.5% 30% - 40%





          Petrie Parkman applied the range of benchmark premiums to the corresponding stock prices of Pure for the periods of one day, 30 days and 60 days prior to August 21, 2002 and adjusted for long-term debt, minority interest and net working capital to determine enterprise reference value ranges for Pure.



          Petrie Parkman determined that the following company acquisition transactions were relevant to an evaluation of Unocal:



       Acquiror or Bidder for
              Control                    Target              Date of Announcement
              -------                    ------              --------------------
     Canadian Natural Resources Rio Alto Exploration       May 13, 2002
     Royal Dutch                Enterprise Oil Plc         April 2, 2002
     PanCanadian Energy         Alberta Energy Company     January 27, 2002
     Phillips Petroleum Co.     Conoco Inc.                November 18, 2001
     Burlington Resources       Canadian Hunter
                                Exploration                October 9, 2001
     Dominion Resources         Louis Dreyfus Natural Gas
                                Corp.                      September 10, 2001
     Devon Energy Corporation   Anderson Exploration       September 4, 2001
     Devon Energy Corporation   Mitchell Energy &
                                Development Corp.          August 14, 2001
     Amerada Hess Corp.         Triton Energy Ltd.         July 10, 2001
     Conoco Inc.                Gulf Canada Resources Ltd. May 29, 2001
     The Williams Companies,    Barrett Resources
      Inc.                      Corporation                May 7, 2001
     ENI SpA                    Lasmo plc                  December 21, 2000
     Devon Energy Corporation   Santa Fe Snyder
                                Corporation                May 26, 2000
     Anadarko Petroleum
      Corporation               Union Pacific Resources    April 3, 2000
     BP Amoco                   Atlantic Richfield         April 1, 1999
     Kerr-McGee Corp.           Oryx Energy                October 15, 1998
     Atlantic Richfield         Union Texas Petroleum
                           Holdings                   May 5, 1998

          The maximum, mean, median and minimum implied multiples in these transactions are set forth below. The table below also includes benchmark multiple ranges selected by Petrie Parkman based on a review of the implied multiples in the selected transactions.



                                                              Implied Multiples in Selected
                                                                      Transactions
                                                              ----------------------------
                                                                                             Benchmark
                                                              Maximum  Mean  Median Minimum   Ranges
                                                              -------  ----- ------ ------- ------------
     Purchase Price / LTM Discretionary Cash Flow............  14.3x   6.4x  4.9x    3.4x    4.0 - 5.0x
     Purchase Price / Current Year's Estimated Discretionary
       Cash Flow.............................................  10.4x   5.7x  4.7x    3.6x    4.5 - 5.5x
     Purchase Price / Next Year'sEstimated Discretionary Cash
       Flow..................................................  9.2x    6.0x  5.7x    3.9x    5.0 - 6.0x
     Total Investment / LTM EBITDX...........................  15.6x   6.8x  6.0x    3.3x    5.0 - 6.0x
     Total Investment / Current Year's Estimated EBITDX......  10.9x   6.0x  5.5x    3.6x    5.0 - 6.0x
     Total Investment / Next Year's Estimated EBITDX.........  9.7x    6.4x  5.6x    4.3x    4.5 - 5.5x
     Implied Purchase Price of Reserves /
       Proved Reserves ($/Mcfe)..............................  $1.65   $1.20 $1.18   $0.82  $1.25 - 1.50



          Petrie Parkman applied the benchmark multiples to Unocal's June 30, 2002 LTM, current year's and next year's estimated discretionary cash flow and EBITDX and proved reserves and adjusted for long-term debt, minority interest, trust preferred stock and net working capital, where appropriate, to determine enterprise reference value ranges for Unocal.



          Petrie Parkman also performed a premium analysis for the same universe of company acquisition transactions and offers for control, which compared the offer price per target company share with the target company's share price measured one day, 30 days and 60 days prior to the public announcement of the initial offer. The maximum, mean, median and minimum premiums (which Petrie Parkman defined for the purposes of this analysis as excess of offer price over target company's stock price stated as a percentage above the target company's stock price), together with benchmark premium ranges selected by Petrie Parkman based on a review of the implied premiums, for these periods were as follows:



                                Implied Premiums in
                               Selected Transactions
                            ---------------------------
                                                         Benchmark
                            Maximum Mean  Median Minimum  Ranges
                            ------- ----  ------ ------- ---------
              One Day Prior  51.5%  25.4%  21.7%   -4.5% 15% - 25%
              30 Days Prior  76.0%  33.1%  36.8%  -11.4% 25% - 35%
              60 Days Prior  81.7%  36.6%  37.8%  -21.1% 25% - 35%



          Petrie Parkman applied the range of benchmark premiums to the corresponding stock prices of Unocal for the periods of one day, 30 days and 60 days prior to September 6, 2002 and adjusted for long-term debt, minority interest, trust preferred stock and net working capital to determine enterprise reference value ranges for Unocal.



          After selecting composite enterprise reference value ranges for Pure and Unocal and then adjusting for the long-term debt, minority interest and net working capital of Pure and Unocal and, in the case of Unocal, its trust preferred stock, Petrie Parkman calculated equity reference value ranges for each of Pure and Unocal, which were then used to derive an implied exchange ratio range of 0.6531 to 0.6596 as compared to the proposed exchange ratio of 0.6527. Using Unocal's stock price as of September 6, 2002 (the last trading day prior to Petrie Parkman's presentation to the Special Committee) and the equity reference value ranges calculated for Pure in this analysis, Petrie Parkman derived an implied exchange ratio range of 0.6505 to 0.7646.



          Minority Close-out Analysis. Petrie Parkman analyzed the premiums paid in 194 precedent transactions since 1995 in which the acquiror already owned 50.1% or more of the outstanding stock of the company to be acquired at the time of the offer. In 31 of these precedent transactions, the acquiror owned between 50.1% and 79.9% of the acquired company's stock and offered 100% stock as consideration. Petrie Parkman analyzed the premiums paid in all 194 of the precedent transactions with specific emphasis on this subset of 31 precedent transactions to determine benchmark premium ranges based on the acquired company's closing price per common share one day, 30 days and 60 days prior to the announcement of the transaction. With respect to the financial information for the companies involved in these precedent transactions, Petrie Parkman relied on information available in public documents and reports published by Securities Data Corporation. The following table sets forth the results of these analyses as well as the implied premiums derived by Petrie Parkman for Pure based on the proposed exchange ratio and Unocal's stock price as of August 20, 2002 and September 6, 2002 (the last trading day prior to Petrie Parkman's presentation to the Special Committee) and Pure's stock price prior to August 21, 2002.





           Stock Offers - Acquiror's Ownership at Time of Offer of 50.1% - 79.9%
           --------------------------------------------------------------------------------
                                                  Implied Premiums in Selected Transactions
                                                  ----------------------------------------
                                                  Maximum     Mean     Median    Minimum
                                                  -------     ----     ------    -------
           One Day Prior to Announcement of Offer    76%      20%        15%       -16%
           30 Days Prior to Announcement of Offer   115%      28%        17%       -18%
           60 Days Prior to Announcement of Offer   183%      36%        23%       -23%

           Stock Offers - Acquiror's Ownership at Time of Offer of 80.0% - 99.9%
           --------------------------------------------------------------------------------
                                                  Implied Premiums in Selected Transactions
                                                  ----------------------------------------
                                                  Maximum     Mean     Median    Minimum
                                                  -------     ----     ------    -------


           One Day Prior to Announcement of Offer    33%       4%         1%       -19%
           30 Days Prior to Announcement of Offer    71%      -3%        -9%       -53%
           60 Days Prior to Announcement of Offer    38%      -3%         1%       -64%



                Cash Offers - Acquiror's Ownership at Time of Offer of 50.1% - 79.9%
     -----------------------------------------------------------------------------------------------------
                                                                Implied Premiums in Selected Transactions
                                                                -----------------------------------------
                                                                 Maximum      Mean      Median      Minimum
                                                                 --------    -------    -------     -------
     One Day Prior to Announcement of Offer.....................   140%         35%        26%        -11%
     30 Days Prior to Announcement of Offer.....................   181%         41%        32%         -8%
     60 Days Prior to Announcement of Offer.....................   182%         38%        31%        -14%

                 Cash Offers - Acquiror's Ownership at Time of Offer of 80.0% - 99.9%
     -----------------------------------------------------------------------------------------------------
                                                                Implied Premiums in Selected Transactions
                                                                -----------------------------------------
                                                                 Maximum      Mean      Median      Minimum
                                                                 --------    -------    -------     -------
     One Day Prior to Announcement of Offer.....................   140%         29%        23%        -16%
     30 Days Prior to Announcement of Offer.....................   120%         39%        40%        -22%
     60 Days Prior to Announcement of Offer.....................   108%         32%        29%        -15%

     All Offers (Cash and Stock) - Acquiror's Ownership at Time of Offer of 50.1% - 99.9%
     -----------------------------------------------------------------------------------------------------
                                                                Implied Premiums in Selected Transactions
                                                                -----------------------------------------
                                                                 Maximum      Mean      Median      Minimum
                                                                 --------    -------    -------     -------
     One Day Prior to Announcement of Offer.....................    140%        29%          22%       -19%
     30 Days Prior to Announcement of Offer.....................    181%        35%          29%       -53%
     60 Days Prior to Announcement of Offer.....................    183%        34%         27%        -64%

                                                                  One Day     30 Days    60 Days
                                                                   Prior       Prior      Prior
                                                                  --------    -------    -------
     Benchmark Ranges........................................... 15% - 25%    20%-30%    25 - 35%
     Implied Premiums using Proposed Exchange Ratio and Unocal's
      August 20 Price...........................................    27%         23%        11%
     Implied Premiums using Proposed Exchange Ratio and Unocal's
      September 6 Price.........................................    24%         19%         8%

          Capital Market Comparison. Using publicly available information, Petrie Parkman calculated market capitalization multiples of LTM, 2002 and 2003 estimated discretionary cash flow for seven publicly traded companies for Pure and eight publicly traded companies for Unocal. Petrie Parkman also calculated enterprise value multiples of LTM operating cash flow, LTM, 2002 and 2003 estimated EBITDX, proved reserves, and standardized measure of future net cash flows ("SEC Value") for both companies. In each case, estimated discretionary cash flow and EBITDX were based on First Call consensus projections and research analyst projections. Petrie Parkman defined market value for purposes of this analysis as the market value of common equity as of September 6, 2002. Petrie Parkman obtained the enterprise value of each company by adding the sum of its long-term and short-term debt to the sum of the market value of its common equity, the market value of its preferred stock (or, if not publicly traded, liquidation or book value) and the book value of its minority interest in other companies, and subtracting net working capital.




          Petrie Parkman determined that the following companies were relevant to an evaluation of Pure based on Petrie Parkman's view of the comparability of the operating and financial characteristics of these companies to those of Pure:



             . Cabot Oil & Gas Corp.    . Tom Brown, Inc.
             . Chesapeake Energy
               Corporation              . Westport Resources, Inc.
             . Forest Oil Corporation   . XTO Energy, Inc.
             . Pogo Producing Company



          The maximum, mean, median and minimum multiples for the seven companies are set forth below. The table also includes benchmark multiple ranges selected by Petrie Parkman based on a review of the comparable company multiples.






                                                      Comparable Company Multiples
                                                      ----------------------------
                                                                                    Benchmark
     Measure                                          Maximum Mean  Median Minimum   Ranges
     -------                                          ------- ----- ------ ------- ------------
     Market Value / LTM Discretionary Cash Flow......  6.7x   4.9x  5.1x    2.8x    4.5 - 5.5x
     Market Value / 2002 Estimated Discretionary Cash
       Flow..........................................  7.4x   5.0x  4.7x    2.9x    4.5 - 5.5x
     Market Value / 2003 Estimated Discretionary Cash
       Flow..........................................  5.6x   4.3x  4.1x    3.2x    4.0 - 4.5x
     Enterprise Value / LTM Operating Cash Flow......  6.9x   5.8x  5.7x    5.0x    5.0 - 6.0x
     Enterprise Value / LTM EBITDX...................  7.8x   6.4x  6.3x    5.5x    5.5 - 6.5x
     Enterprise Value / 2002 Estimated EBITDX........  8.4x   6.4x  6.4x    5.3x    5.5 - 6.5x
     Enterprise Value / 2003 Estimated EBITDX........  6.2x   5.3x  5.4x    4.6x    5.0 - 5.5x
     Enterprise Value / Proved Reserves ($/Mcfe).....  $1.74  $1.37 $1.34   $0.98  $1.25 - 1.40
     Enterprise Value / SEC Value....................  2.3x   1.9x  1.7x    1.5x    1.7 - 1.9x



          Petrie Parkman applied the benchmark multiples to Pure's June 30, 2002 LTM, current year's and next year's estimated discretionary cash flow and EBITDX, proved reserves and SEC Value and adjusted for long-term debt, minority interest and net working capital, where appropriate, to determine enterprise reference value ranges for Pure.

          Petrie Parkman determined that the following companies were relevant to an evaluation of Unocal based upon Petrie Parkman's view of the comparability of the operating and financial characteristics of these companies to those of Unocal:



             . Anadarko Petroleum
               Corporation              . Encana Corporation
             . Apache Corp.             . EOG Resources, Inc.
             . Burlington Resources,
               Inc.                     . Ocean Energy, Inc.
             . Devon Energy
               Corporation.             . Talisman Energy



          The maximum, mean, median and minimum multiples for the eight companies are set forth below. The table also includes benchmark multiple ranges selected by Petrie Parkman based on a review of the comparable company multiples.



                                                      Comparable Company Multiples
                                                      ----------------------------
                                                                                    Benchmark
     Measure                                          Maximum Mean  Median Minimum   Ranges
     -------                                          ------- ----- ------ ------- ------------
     Market Value / LTM Discretionary Cash Flow......   7.6x   5.6x  5.6x    3.7x    5.0 - 5.5x
     Market Value / 2002 Estimated Discretionary Cash
       Flow..........................................   6.2x   5.4x  5.8x    3.7x    4.5 - 5.5x
     Market Value / 2003 Estimated Discretionary Cash
       Flow..........................................   5.2x   4.7x  5.0x    3.5x    4.0 - 5.0x
     Enterprise Value / LTM EBITDX...................   8.3x   6.6x  6.8x    4.4x    6.0 - 6.5x
     Enterprise Value / 2002 Estimated EBITDX........   7.5x   6.2x  6.4x    3.8x    6.0 - 6.5x
     Enterprise Value / 2003 Estimated EBITDX........   7.0x   5.5x  5.6x    3.4x    5.0 - 6.0x
     Enterprise Value / Proved Reserves ($/Mcfe).....  $1.71  $1.33 $1.30   $0.97  $1.10 - 1.30
     Enterprise Value / SEC Value....................   2.8x   2.1x  2.0x    1.8x    1.9 - 2.1x



          Petrie Parkman applied the benchmark multiples to Unocal's June 30, 2002 LTM, current year's and next year's estimated discretionary cash flow and EBITDX, proved reserves and SEC Value and adjusted for long-term debt, minority interest, trust preferred stock and net working capital, where appropriate, to determine enterprise reference value ranges for Pure.



          After selecting composite enterprise reference value ranges for Pure and Unocal and then adjusting for the long-term debt, minority interest and net working capital of Pure and Unocal and, in the case of Unocal, its trust preferred stock, Petrie Parkman calculated equity reference value ranges for each of Pure and Unocal to derive an implied exchange ratio reference range of 0.6513 to 0.7012 as compared to the proposed exchange ratio of 0.6527. Using Unocal's stock price as of September 6, 2002 (the last trading day prior to Petrie Parkman's presentation to the Special Committee) and the equity reference value ranges calculated for Pure in this analysis, Petrie Parkman derived an implied exchange ratio range of
     0.6483 to 0.7624.



          Going Concern Analysis. Petrie Parkman projected the potential financial performance of Pure and Unocal, without giving effect to the proposed merger, for the five year period beginning on January 1, 2002 using Pricing Cases I, II, III and the Strip Pricing Escalated Case referred to in the subsection entitled "Discounted Cash Flow Analysis" above. Petrie Parkman prepared these projections using financial, operating and reserve projections prepared and/or provided by Pure's and Unocal's management and staff and certain assumptions based upon discussions with the managements of Pure and Unocal regarding Pure's and Unocal's potential future operating and financial performance, respectively.



          For Pure, Petrie Parkman analyzed two cases of operating projections, a Base Case and an Upside Case, in which the principal variable was the finding and development cost related to reinvestment of excess cash flow into additional exploration opportunities. Petrie Parkman calculated a range of terminal equity values by applying different terminal multiples to projected 2006 discretionary cash flow and applied after-tax discount rates of 12.5% to 15.0% to the terminal equity values.

          For Unocal, Petrie Parkman analyzed two cases of operating projections, a Base Case and an Upside Case, in which the principal variables were assumptions regarding the finding and development cost related to projected reserve additions and related production, and levels of capital spending on exploration activities. Petrie Parkman calculated a range of terminal equity values by applying different terminal multiples to projected 2006 discretionary cash flow and applied after-tax discount rates of 11.0% to 13.0% to the terminal equity values.



          From the equity reference values implied by this analysis, Petrie Parkman determined composite equity reference value ranges per fully-diluted share of Pure and Unocal to derive implied exchange ratio reference ranges of 0.6410 to 0.6563 and 0.6667 to 0.6744 for the Base and Upside Cases, respectively, as compared to the proposed exchange ratio of
     0.6527. Using Unocal's stock price as of September 6, 2002 (the last trading day prior to Petrie Parkman's presentation to the Special Committee) and the equity reference value ranges calculated for Pure in this analysis, Petrie Parkman derived implied exchange ratio ranges of
     0.6333 to 0.7539 and 0.7238 to 0.8745 for the Base and Upside Cases, respectively.



          Contribution Analysis. Petrie Parkman analyzed certain historical and projected operational and financial effects of the exchange offer. Petrie Parkman calculated relative contributions to the combined company of reserves, production, 2002 and 2003 estimated EBITDX, 2002 and 2003 estimated discretionary cash flow, and 2002 and 2003 estimated net income by the shareholders of Pure (other than Union Oil and its affiliates) and Unocal (giving effect to its approximately 65% ownership interest in Pure). Estimated discretionary cash flow and net income were based on First Call consensus projections and estimated EBITDX was based upon research analyst projections. Based on the proposed exchange ratio, Pure shareholders (other than Union Oil and its affiliates) would own approximately 5.0% of the Unocal common shares that would be outstanding after a successful exchange offer and merger of Pure with Unocal. The following table sets forth the contribution the Pure shareholders (other than Union Oil and its affiliates) would be expected to make to the operational and financial results of the combined entity.



                                               Pure Shareholders
                                               (other than Union
                                            Oil and its affiliates)
             Measure                             Contribution
             -------                        -----------------------
             Proved Reserves as of 12/31/01           5.9%
             2001 Production...............           4.8%
             2002E EBITDX..................           4.3%
             2003E EBITDX..................           4.5%

             2002E Discretionary Cash Flow.           5.8%
             2003E Discretionary Cash Flow.           6.4%
             2002E Net Income..............           1.5%
             2003E Net Income..............           3.3%



          Pro Forma Analysis. Petrie Parkman analyzed the pro forma financial effects of the proposed exchange offer as of June 30, 2002 and for the fiscal years ended 2002 and 2003 using First Call and research analyst projections for Pure and Unocal. For purposes of its analysis, Petrie Parkman used the proposed exchange ratio and assumed $15 million of pre-tax synergies in 2002 and 2003. This analysis used balance sheets for Pure and Unocal as of June 30, 2002, and a Unocal stock price of $33.16 as of September 6, 2002. This analysis indicated that the merger could be dilutive to Unocal's 2002 and 2003 estimated earnings per share and discretionary cash flow per share. This analysis also indicated that the merger would result in lower debt plus preferred stock to book capitalization and total market capitalization than for Unocal on a stand-alone basis.



          The description set forth above constitutes a summary of the analyses employed and factors considered by Petrie Parkman in rendering its opinion to the Pure Special Committee. Petrie Parkman believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses and factors, could create an incomplete view of the process underlying its opinion. The preparation of a fairness opinion is a complex, analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and is not necessarily susceptible to partial analysis or summary description.


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          In arriving at its opinion, Petrie Parkman did not attribute any particular weight to any analysis considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis. Any estimates resulting from the analyses are not necessarily indicative of actual values, which may be significantly more or less favorable than as set forth in this document.



          In addition, analyses based on forecasts of future results are not necessarily indicative of future results, which may be significantly more or less favorable than suggested by these analyses. Estimates of reference values of companies do not purport to be appraisals or necessarily reflect the prices at which companies may actually be sold. Because the estimates are inherently subject to uncertainty and based upon numerous factors or events beyond the control of the parties and Petrie Parkman, Petrie Parkman cannot assure that the estimates will prove to be accurate.



          No company used in the analyses of other publicly traded companies nor any transaction used in the analyses of comparable transactions is identical to Pure, Unocal or the proposed exchange offer. Accordingly, these analyses must take into account differences in the financial and operating characteristics of the selected publicly traded companies and differences in the structure and timing of the selected transactions and other factors that would affect the public trading values and acquisition values of the companies considered.



          Petrie Parkman, as part of its investment banking business, is continually engaged in the evaluation of energy-related businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and evaluations for corporate and other purposes. The Special Committee selected Petrie Parkman as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the proposed exchange offer.


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